SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATIVE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Av. Presidente Vargas, 409 – 13º andar
Website	www.eletrobras.com
Investor Relations Director	Name: Armando Casado de Araújo
E-mail: df@eletrobras.com
Telephone: (21)2514-6431
Fax: (21) 2514-5714
Investor Relations Officer	Name: Arlindo Soares Castanheira
E-mail: arlindo@eletrobras.com
Telefone(s): (21)2514-6331
Fax: (21)2514-5964
Newspapers where the shareholding acts are published

In 2010, the company’s legal subjects are going to be published on the following newspapers:

Correio Braziliense - Brasília

O Globo – Rio de Janeiro

Valor Econômico – São Paulo

Gazeta Mercantil – Nacional.

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2010.
EVENT	DATE
Availability to Shareholders	05/13/2011
Publication	06/01/2011
Disclosure in the website of CVM/BM&FBOVESPA	05/13/2011

Standardized Financial Statements – DFP, for the year ended December 31, 2010.
EVENT	DATE
Disclosure in the website of CVM/BM&FBOVESPA	05/13/2011

Annual Information (Resolution 480-CVM), for the year (December 31, 2011)
EVENT	DATE
Disclosure in the website of CVM/BM&FBOVESPA	05/31/2011

ITR – Quarterly Information

EVENT	DATE
Disclosure in the website of CVM/BM&FBOVESPA
Regarding 1st Quarter	06/20/2011
Regarding 2nd Quarter	08/23/2011
Regarding 3rd Quarter	11/10/2011

1

Annual Stockholders Meeting

EVENT	DATE
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA relating to administration proposal	05/16/2011
Publication of the Announcement to Shareholders – Annual Stockholders Meeting	05/16/2011
Ordinary Stockholders Meeting	06/16/2011
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA relating to administration proposal	06/16/2011
Publication of the Announcement to Shareholders – Annual Stockholders Meeting	06/20/2011

Extraordinary Stockholders Meeting

EVENT	DATE
Publication of the Announcement to Shareholders – Extraordinary Stockholders Meeting	12/08/2011
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA with Administration Proposal	12/08/2011
Extraordinary Stockholders Meeting	12/23/2011
Publication of the Announcement to Shareholders – Extraordinary Stockholders Meeting	08/25/2011
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA with Administration Proposal	08/25/2011
Extraordinary Stockholders Meeting	09/09/2011
Publication of the Announcement to Shareholders – Extraordinary Stockholders Meeting	03/01/2011
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA with Administration Proposal	03/01/2011
Extraordinary Stockholders Meeting	03/16/2011
Disclosure of the main deliberations of the Extraordinary Stockholders Meeting in the website of CVM/BM&FBOVESPA	03/17/2011
Publication of the Announcement to Shareholders – Extraordinary Stockholders Meeting	02/09/2011
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA with Administration Proposal	02/08/2011
Extraordinary Stockholders Meeting	02/25/2011
Disclosure of the main deliberations of the Extraordinary Stockholders Meeting in the website of CVM/BM&FBOVESPA	02/25/2011
Publication of the Announcement to Shareholders – Extraordinary Stockholders Meeting	12/20/2010
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBOVESPA with administration proposal	12/20/2010
Extraordinary Stockholders Meeting	01/11/2011
Disclosure of the main deliberations of the Extraordinary Stockholders Meeting in the website of CVM/BM&FBOVESPA	01/11/2011

Public meeting with analysts

EVENT	DATE
Public Meeting with analysts, open to the public-Apimec Rio de Janeiro-Av Rio Branco, 103 - 21 º andar - 18:00	08/29/2011
Public Meeting with analysts, open to the public-Apimec São Paulo- Hotel Maksoud Plaza – Al. Campinas, 150 – 16h00	08/30/2011
Public Meeting with analysts, open to the public-Apimec Rio de Janeiro-Av Rio Branco, 103 - 21 º andar - 18:00	05/17/2011
Public Meeting with analysts, open to the public-Apimec São Paulo-Al. Campinas, 150 – 16h00	05/18/2011

2

Conference Call

EVENT	DATE

Conference Call at 11:00 am (Brasília time) - Presentation to the market of the main differences of financial statements under IFRS in relation to the former standard presented. The access number will be announced through the site and specific Announcement

03/23/2011
Conference Call at 11:00 am (Brasília time) - presentation of the Financial Statements – December 2010. The access number will be announced through the site and specific Announcement	05/17/2011
Conference Call at 11:00 am (Brasília time) - presentation of the Financial Statements – March 2011. The access number will be announced through the site and specific Announcement	06/22/2011
Conference Call at 11:00 am (Brasília time) - presentation of the Financial statements – June 2011. The access number will be announced through the site and specific Announcement	08/17/2011
Conference Call at 11:00 am (Brasília time) - presentation of the financial statements – September 2011. The access number will be announced through the site and specific Announcement	11/11/2011

Board of Directors meetings already scheduled

EVENT	DATE
Board of Directors meeting	08/01/2011
Disclosure of the main deliberations of the Board of Directors meeting in the website of CVM/BM&FBOVESPA	08/09/2011
Board of Directors meeting (to deliberate on the financial statements and results destination)	06/20/2011
Disclosure of the main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/BM&FBOVESPA	06/20/2011
Disclosure of the Board of Directors meeting minute in the website of CVM/BM&FBOVESPA	06/24/2011
Board of Directors meeting (to deliberate on the financial statements and results destination)	05/12/2011
Disclosure of the main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/BM&FBOVESPA	05/13/2011
Disclosure of the Board of Directors meeting minute in the website of CVM/BM&FBOVESPA	05/18/2011
Board of Directors meeting (to deliberate on the financial statements and results destination)	04/29/2011
Disclosure of the main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/BM&FBOVESPA	02/05/2011
Board of Directors meeting (to deliberate the final approval of capital increase, structure reorganization of the Executive Board of Eletrobras and Eletrobras CEO election)	02/25/2011
Disclosure of the main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/BM&FBOVESPA	02/25/2011
Board of Directors meeting (to deliberate the Business plan )	01/26/2011
Disclosure of the main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/BM&FBOVESPA	01/26/2011
Disclosure of the Board of Directors meeting minute in the website of CVM/BM&FBOVESPA	01/28/2011
Board of Directors meeting (to deliberate on the financial statements and results destination – no deliberated – Board of Directors meeting scheduled 04/29/11)	03/28/2011
Disclosure of the Board of Directors meeting minute in the website of CVM/BM&FBOVESPA	03/29/2011

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 08, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.